Mail Stop 6010
Via Facsimile and U.S. Mail

October 23, 2007

Mr. Michael G. Cherkasky
Chief Executive Officer and President
Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, New York 10036

      Re: **Marsh & McLennan Companies, Inc.**
            Form 10-K for fiscal year ended December 31, 2006
            File No. 1-5998

Dear Mr. Cherkasky:

     We have completed our review of your Form 10-K and have no further comments at this time.

                   Sincerely,

                   Jim B. Rosenberg
                   Senior Assistant Chief Accountant